Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

The following is a cover letter to shareholders of Peoples Energy Corporation which will be included as additional soliciting material to accompany the registration statement on Form S-4 and joint proxy statement being mailed to shareholders of Peoples Energy Corporation on October 19, 2006.

October 18, 2006

Dear Fellow Peoples Energy Shareholder,

I am pleased to enclose with this letter a joint proxy statement/prospectus relating to our proposed merger with WPS Resources. Your Board of Directors has unanimously approved the merger agreement and is recommending that Peoples Energy shareholders vote FOR the merger. As you begin your review of the enclosed materials, I wanted to take this opportunity to summarize for you some of the reasons that I strongly support this merger and believe it is in the best interest of all Peoples Energy shareholders.

Our goal is to combine Peoples Energy and WPS Resources to create a diversified energy company with increased size and scale, serving the Midwest and Northeast regions of the United States and portions of
Canada. We believe that this combination will result in a company that has significantly greater opportunities than Peoples Energy has today, as a result of its diversified operations and greater financial strength.

Importantly, as a result of the exchange ratio fixed for the merger, the shares of this new combined company received by Peoples Energy shareholders will represent an approximately 15% premium over the market price of Peoples Energy’s shares as of July 5, 2006, the day before our merger plans became public. Furthermore, WPS Resources has agreed to adopt an initial dividend policy after the merger which will preserve the current quarterly dividend payment level for Peoples Energy shareholders. I note that WPS Resources has a history of paying regular dividends, with annual increases, for several decades.

I encourage you to read the enclosed joint proxy statement/prospectus carefully to learn more about the merger — I am sure that you will conclude, as I have, that this merger represents a superior opportunity for
Peoples Energy and its shareholders.

Your vote is important! In order for the merger to be completed, at least two-thirds of the outstanding shares of Peoples Energy must vote to approve it. If you fail to vote, this will have the same effect as a vote against the merger. I urge you to vote FOR the merger.

Sincerely,

/s/  Thomas M. Patrick

Thomas M. Patrick
Chairman of the Board, President and
Chief Executive Officer
Peoples Energy Corporation

Forward-Looking Statements
-----------------------------------
This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
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This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
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WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 6, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
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This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.